

December 17, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Troy Rudd
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA. 90067

      Re: **AECOM**
              Form 10-K for Fiscal Year Ended September 30, 2015
              Filed April 30, 2015
              File No. 0-52433

Dear Mr. Rudd:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2015</u>

<u>Item 1. Business, page 2</u>

1. We note your disclosure that you have formed AECOM Capital as an investment fund to invest in public-private partnership and private-sector real estate projects for which you can provide a fully integrated solution including equity capital. Please tell us more about AECOM Capital's business purpose and operations. It is unclear from the disclosures whether AECOM Capital is a member/partner of joint ventures created with other businesses, or if it creates funds and obtains capital commitments from equity investors with those capital commitments used to make investments on behalf of its partners/ members (i.e., asset management business). If AECOM Capital's business is asset management, please tell us the number of funds created, the amount of capital commitments received from external investors, the amount of capital commitments called, and the amount of your commitments and called commitments in the funds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 39

2. We note your disclosures that your deferred tax assets are reduced by a valuation allowance when it is more likely than not that a portion of a deferred tax asset would not be realized. We further note that based on your Note 17, your valuation allowance increased significantly from $27.1 million as of September 30, 2014, to $239.4 million as of September 30, 2015, driven primarily by an increase related to a valuation allowance of $182 million that was recorded in relation to the URS acquisition. Please expand your disclosures to specifically describe the nature of the underlying deferred tax assets that had a corresponding valuation allowance recorded. Additionally, please expand your disclosures to specifically highlight the positive and negative evidence you considered in arriving at the conclusion that it is more likely than not that $182 million of acquired deferred tax assets would not be realized. To the extent applicable, please highlight any material jurisdictions you operate in that impacted your determination and total valuation allowance recorded. Please refer to Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Consolidated Results, page 44

Results of Operations by Reportable Segment, page 47

3. We note your discussion and analysis of the change in income tax (benefit) expense for fiscal year ended September 30, 2015, when compared to September 30, 2014, on page 47. Please expand your disclosures to quantify all the material factors disclosed and provide a more meaningful analysis discussing the reasons behind each and whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

4. Comments 1 and 2 in our letter dated January 22, 2015, requested that your discussion and analysis of segment results provide investors with an understanding of all material factors contributing to the changes and quantify those changes when providing your analysis for revenue and gross profit for each period presented. In your response letter dated February 26, 2015, you stated, "The Company will continue to refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for future filings to ensure that the Management's Discussion and Analysis section discloses all events, transactions or changes that materially affect its results of operations.…" However, we continue to note areas where there appears to be a lack of disclosure and/or analysis around the factors impacting your revenue and gross profit for at the consolidated and segment levels. For example:

- Your analysis of revenue for Design and Consulting Services (DCS) for fiscal years 2015 versus 2014 notes the changes in revenues for your various regions but does not explain the facts and circumstances contributing to the $220 million decrease in Americas, the $110 million decrease in Asia Pacific, or the $100 million increase in EMEA.
- Your discussion for DCS gross profit margin provides sufficient information to understand the impact of the acquisition of URS but does not address the facts and circumstances impacting organic gross profit margin.
- Subcontractor services have increased from your disclosure on page 75, but you did not include a discussion of the impact this increase has had on your gross profit margin.
- Your discussion of gross profit did not mention the impact of the $96.9 million recognized from the margin fair value liability recognized in connection with the acquisition of URS, which positively impacted gross profit by 18.1% for fiscal year 2015.

As such, we continue to request that you provide investors with a more comprehensive analysis of your operating results at the consolidated and segment levels by quantifying and discussing the impact of all the material factors. Please refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Note 1 – Significant Accounting Policies

Revenue Recognition, page75

5. We note that you recognize revenues from fixed-price, from cost reimbursable contracts, guaranteed maximum price contracts and from service-related contracts with differing recognition policies and levels of risk. Please provide sufficient information to allow a reader to understand the contribution of each revenue stream to the total amount of revenue recognized (e.g., the percentage of revenue that relates to the four revenue streams) for each period presented.

6. Please expand your disclosure for estimated losses on uncompleted contracts to clarify that the amount is included in cost of revenue and disclose the amount of the provision for estimated losses on uncompleted contracts for each period presented. Please refer to ASC 605-35-45-2 for guidance.

7. We note your disclosure that the accuracy of the estimates could impact your revenue recognition given the application of a cost to cost approach in applying the percentage of completion method of revenue recognition. Please provide the disclosures required by ASC 605-35-50-9 and ASC 250-10-50-4 for each period presented. If they are not considered material please include a statement to such effect in your disclosures.

Note 4- Business Acquisitions, Goodwill and Intangible Assets

8. We note your disclosure that as part of your acquisition of URS you recorded a margin fair value liability of $148.1 million that is included in billings in excess of costs on uncompleted contracts liability as of the acquisition date on October 17, 2014, with the remaining liability balance of $51.2 million as of September 30, 2015, which is expected to be recognized in revenue over the next five years on a percentage of completion basis as the applicable projects progress. Please tell us the specific nature of the underlying margin fair value liability and the specific reasons for the Company recognizing $96.9 million or 65% of the initial carrying amount in its consolidated statements of operations for fiscal year 2015 given the remaining balance is expected to impact earnings over the next five years.

Note 8 – Pension Benefit Obligations, page 92

9. Please provide the disclosures required by ASC 715-80-50-2 and ASC 715-80-50-5 for your multiemployer pension plans.

Note 19- Commitments and Contingencies, page 113

10. Please expand your disclosures to provide the estimate of the amount or range of additional loss that is reasonably possible in excess of amounts already recognized for your loss contingencies associated with the USAID Egyptian Projects, Canadian Pipeline Contract, Waste Isolation Pilot Plant Environmental Incidents, and Tishman Inquiry in accordance with the guidance in ASC 450-20-50-4. You may provide this disclosure on an aggregate basis. If an estimate cannot be made, please disclose this fact, and supplementally tell us (a) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) the specific factors that are causing your inability to estimate and when you expect those factors to be alleviated for each matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

11. We note your disclosures regarding the DOE Deactivation, Demolition, and Removal Project. Please expand your disclosure to clarify how the claims have been recognized in your consolidated financial statements along with the amounts.

12. We note your disclosure related to your AECOM Australia matter whereby on July 10, 2015, you entered into a Deed of Release settling the respective lawsuits with the RCM applicants and Portigon AG. We further note your disclosure that management could not determine a potential range of loss for this matter through the third quarter of fiscal year 2015. Please tell us the amount of the settlement, the time table surrounding the

settlement discussion; and why you were unable to estimate the amount or range of reasonably possible loss for purposes of disclosure in your third quarter of fiscal year 2015 Form 10-Q considering you entered into a settlement agreement on July 10, 2015, prior to when this Form 10-Q was filed.

13. We note your disclosures for the AECOM Australia class action lawsuit and DOE Hanford Nuclear Reservation, in which you state, "[t]he resolution of these matters cannot be determined at this time…" Please tell us what you mean by this statement. In this regard, ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

Note 23 – Condensed Consolidating Financial Information, page 121

14. We note your disclosure that the guarantor subsidiaries are "wholly owned." Please confirm that the guarantor subsidiaries are "100% owned", as defined in Rule 3-10(h)(1) of Regulation S-X, and revise your disclosures in future filings in accordance with Rule 3-10(f) of Regulation S-X. Please refer to Rule 1-02(aa) of Regulation S-X for the definition of

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction